News Announcement

Fundtech Contact:
Yoram Bibring
CFO - Fundtech Ltd.
Tel: 1-201-946-1100
yoram.bibring@fundtech.com

FUNDTECH AGREES TO BE ACQUIRED BY GTCR
-- Merger Agreement with S1 Terminated --

JERSEY CITY, N.J. — September 16, 2011 - Fundtech Ltd. (NASDAQ: FNDT) today announced that the previously announced merger agreement with S1 Corporation has been terminated and that Fundtech has accepted the previously announced binding offer to be acquired by GTCR for $23.33 per ordinary share, or approximately $390 million in the aggregate.  This price per share represents a 32.9% premium to the closing price per ordinary share on September 14, 2011, the last trading day prior to the announcement of GTCR’s offer.

As announced on September 15, 2011, the board of directors of Fundtech considered GTCR’s binding offer, and following consultation with outside legal counsel and a financial advisor, determined that GTCR’s binding offer constituted a “Company Superior Offer” under Fundtech’s previously announced merger agreement with S1.  Under the merger agreement with S1, Fundtech provided notice to S1 of its board’s intention to change its recommendation and terminate the merger agreement with S1.  S1 and Fundtech agreed to terminate the merger agreement with S1 prior to the expiration of the five business day period contemplated by the merger agreement with S1 upon payment of the $11.9 million termination fee.  GTCR paid the termination fee due to S1 and the merger agreement with S1 was terminated.

In connection with the termination of the merger agreement with S1, Fundtech entered into a merger agreement with entities formed by GTCR Fund X/A LP.  Under the terms of such merger agreement, an entity formed by GTCR would merge with Fundtech under the laws of the State of Israel by a statutory merger, and as a result of the merger all outstanding ordinary shares of Fundtech would be converted into the right to receive $23.33 per share in cash.  The completion of the merger is subject to closing conditions, including the approval by Fundtech shareholders, the receipt of antitrust approvals, the receipt of an acceptable ruling regarding Israeli tax withholdings and the receipt of a solvency opinion, among other conditions.  GTCR has obtained commitments for the debt and equity financing required to complete the transaction.  As a condition to GTCR’s offer, in connection with the execution and delivery of the merger agreement with GTCR, GTCR entered into a voting agreement with Clal Industries and Investments Ltd., which currently owns approximately 58% of the outstanding ordinary shares of Fundtech, pursuant to which Clal would be required, subject to the terms and conditions thereof, to vote in favor of the transaction with GTCR.

Fundtech expects to convene a shareholders’ meeting in the coming days.  In the coming weeks, Fundtech will provide to its shareholders a proxy statement describing the merger, the merger agreement with GTCR, the procedure for voting in person or by proxy at such meeting and various other details related to the meeting.  The proxy statement and certain other relevant materials (when they become available) and any other documents furnished by Fundtech with the SEC may be obtained free of charge at the SEC’s website at http://www.sec.gov.

The transaction is expected to close during the fourth quarter of 2011.

Citi has acted as financial advisor to Fundtech and Kirkland & Ellis LLP, Kramer Levin Naftalis & Frankel LLP and Meitar Liquornik Geva & Leshem Brandwein have provided legal counsel.

Fundtech Corporation  30 Montgomery Street, Fifth Floor, Jersey City, NJ 07302, USA   Tel: +1-201-946-1100  www.fundtech.com

About Fundtech
Fundtech (NASDAQ: FNDT), was founded in 1993, and is a leading provider of software and services to banks of all sizes around the world. Payments systems include wire transfers, ACH origination, cross-border payments and remittance. Cash management systems are designed for large corporate through small business clients. Fundtech operates the world’s largest SWIFT service bureau. We offer an extensive line of financial supply chain applications including electronic invoice presentment and supply chain financing. We are the leading provider of CLS systems to the world’s largest banks. More than 1,000 clients throughout the world rely on Fundtech solutions to improve operational efficiency and provide greater competitiveness through innovative business-to-business services. For more information, visit www.fundtech.com.

About GTCR
Founded in 1980, GTCR is a leading private equity firm focused on investing in growth companies in the Financial Services & Technology, Healthcare and Information Services & Technology industries. The Chicago-based firm pioneered the “Leaders Strategy” – finding and partnering with world-class leaders as the critical first step in identifying, acquiring and building market-leading companies through acquisitions and organic growth. Since its inception, GTCR has invested more than $8.5 billion in over 200 companies. For more information, please visit www.gtcr.com.

Forward Looking Statements
Certain statements in this press release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements include, but are not limited to, the expected completion of the transaction and the timing thereof, the satisfaction or waiver of any conditions to the transaction, any events related to the transaction, our expected revenues, our market and growth opportunities, the amount of anticipated cost synergies and other benefits associated with any proposed transaction and other statements that are not historical fact.

These forward-looking statements are based on currently available competitive, financial and economic data together with management’s views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements, including but not limited to uncertainties as to the conditions to the transaction discussed in the press release, operational challenges in achieving strategic objectives and executing our plans, the risk that markets do not evolve as anticipated, the potential impact of the general economic conditions and competition in the industry.

We refer you to the documents that Fundtech files from time to time with the SEC, including the section titled “Risk Factors” of Fundtech’s most recent Annual Report filed on Form 20-F, as well as the information statement to be filed by Fundtech, which contains and identifies other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All subsequent written and oral forward-looking statements by or concerning Fundtech are expressly qualified in their entirety by the cautionary statements above. Except as may be required by law, Fundtech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise.

Fundtech Corporation  30 Montgomery Street, Fifth Floor, Jersey City, NJ 07302, USA   Tel: +1-201-946-1100  www.fundtech.com